SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

871543104

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS W. STEIPP

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CALIFORNIA 95131-1017

(408) 433-0910

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE  NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON)

COPY TO:

ORA T. FISHER, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 2 amends and supplements the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 28, 2003 by Symmetricom, Inc., a Delaware corporation (“Symmetricom”), as amended by the Tender Offer on Schedule TO/A (“Amendment No. 1”) filed with the Securities and Exchange Commission on June 2, 2003 by Symmetricom, relating to the two concurrent offers by Symmetricom to its employees, for compensatory purposes, to:

(1) purchase for cash, without interest thereon, from its eligible employees all outstanding stock options with exercise prices of $8.00 or greater that were granted under the Symmetricom 1999 Employee Stock Option Plan (the Symmetricom 1999 Plan) or the Datum, Inc. 1994 Incentive Stock Plan (the Datum Plan); and

(2) exchange for shares of restricted stock that will be granted under the Symmetricom 1999 Plan all outstanding options to purchase shares of the Company’s common stock held by certain officers of the Company and granted under either the Symmetricom 1999 Plan or the Datum Plan with exercise prices of $8.00 or greater.

Items 1-9 and 11 of the Schedule TO, as amended by Amendment No. 1, which incorporate by reference the information contained in the Offer to Purchase and the Offer to Exchange, are hereby amended as follows:

(1) The first paragraph of Section 6 of the Offer to [Purchase] [Exchange] is hereby deleted in its entirety.

(2) The first sentence of the last paragraph on page 11 of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

“Upon the terms and subject to the conditions of this offer, we will issue the restricted stock promptly after the date on which we accept and cancel eligible options tendered for exchange in the offer.”

(3) The last paragraph of Section 10 of the Offer to [Purchase] [Exchange] is hereby amended by adding the following at the end of such paragraph:

“Two of our eligible executive officers have informed us that they intend to participate in the [Concurrent] Offer to Exchange and exchange their eligible options. The remaining eligible executive officer has not informed us whether or not he intends to participate in the [Concurrent] Offer to Exchange. Whether or not our eligible executive officers have informed us whether or not they intend to participate, no one is obligated to participate and each person who has elected to participate has until 9:01 p.m. Pacific Time on June 24, 2003, unless the offer is extended, to elect to withdraw their options elected for exchange.”

(4) The first sentence of the first paragraph of Exhibit (a)(1)(vi) (Election to Exchange Stock Options) is hereby expressly rescinded and hereby amended and restated as follows:

“I have received the offer to exchange, dated May 28, 2003, including the schedules thereto (the Offer to Exchange), and this election to exchange form (the Election Form which, together with the Offer to Exchange, as each may be amended from time to time, constitutes the Offer).”

(5) The following sentence at the end of the second paragraph of Exhibit (a)(1)(viii) (Notice of Election to Withdraw Options From Offer to Purchase) is hereby expressly rescinded and deleted in its entirety:

“I have read and understand all of the terms and conditions of the Offer to Purchase Certain Outstanding Options.”

(6) The following sentence at the end of the second paragraph of Exhibit (a)(1)(ix) (Notice of Election to Withdraw Options From Offer to Exchange) is hereby expressly rescinded and deleted in its entirety:

“I have read and understand all of the terms and conditions of the Offer to Exchange Certain Outstanding Options.”

Item 12 to Symmetricom’s Schedule TO is amended and supplemented to add a new exhibit, Exhibit 12(a)(1)(xxii), which is filed with this Amendment No. 2 to Schedule TO:

Item 12. Exhibits

(a	)(1)(xxii)	Supplement to the Offer to [Purchase] [Exchange], dated June 11, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYMMETRICOM, INC.

Dated: June 11, 2003	By:	/s/ THOMAS W. STEIPP
	Name: Title:	Thomas W. Steipp Chief Executive Officer and President

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(xxii)	Supplement to the Offer to [Purchase] [Exchange], dated June 11, 2003.